Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 9, 2011.

Pricing Supplement to the Prospectus dated April 6, 2009 and the

Prospectus Supplement dated April 6, 2009 — No.

$

The Goldman Sachs Group, Inc.

Callable Step-Up Fixed Rate Notes due 2020

Medium-Term Notes, Series D

We will pay you interest semi-annually on your notes at a rate of 4.00% per annum from and including March 23, 2011 to but excluding December 15, 2014. We will pay you interest semi-annually on your notes at a rate of 5.00% per annum from and including December 15, 2014 to but excluding December 15, 2016. We will pay you interest semi-annually on your notes at a rate of 6.00% per annum from and including December 15, 2016 to but excluding December 15, 2018. We will pay you interest semi-annually on your notes at a rate of 7.25% per annum from and including December 15, 2018 to but excluding the stated maturity date December 15, 2020. Interest will be paid on each June 15 and December 15. The first such payment will be made on June 15, 2011.

In addition, we may redeem the notes at our option, in whole but not in part, on each March 15, June 15, September 15 and December 15 on or after December 15, 2011, upon five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. Although the interest rate will step up during the life of your notes, you may not benefit from such increase in the interest rate if your notes are redeemed prior to the stated maturity date.

	Per Note	Total
Initial public offering price	%	$
Underwriting discount	%	$
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	%	$

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from March 23, 2011 and must be paid by the purchaser if the notes are delivered after March 23, 2011.

In addition to offers and sales at the initial public offering price, the notes may be offered and sold from time to time by the underwriters in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Goldman, Sachs & Co.

Pricing Supplement dated March     , 2011.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, in this section, references to “holders” mean The Depository Trust Company (DTC) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This pricing supplement no.              dated March         , 2011 (pricing supplement) and the accompanying prospectus dated April 6, 2009 (accompanying prospectus), relating to the notes, should be read together. Because the notes are part of a series of our debt securities called Medium-Term Notes, Series D, this pricing supplement and the accompanying prospectus should also be read with the accompanying prospectus supplement, dated April 6, 2009 (accompanying prospectus supplement). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

The notes are a separate series of our debt securities under our Medium-Term Notes, Series D program governed by our Senior Debt Indenture, dated as of July 16, 2008, between us and The Bank of New York Mellon, as trustee. This pricing supplement summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying prospectus supplement and accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Callable Step-Up Fixed Rate Notes due 2020

Issuer: The Goldman Sachs Group, Inc.

Principal amount: $

Specified currency: U.S. dollars ($)

Type of Notes: Fixed rate notes (notes)

Denominations: $1,000 and integral multiples of $1,000 thereof

Trade date:

Original issue date: March 23, 2011

Stated maturity date: December 15, 2020

Interest rate: 4.00% per annum from and including March 23, 2011 to and excluding December 15, 2014; 5.00% per annum from and including December 15, 2014 to and excluding December 15, 2016; 6.00% per annum from and including December 15, 2016 to and excluding December 15, 2018; 7.25% per annum from and including December 15, 2018 to and excluding December 15, 2020.

Original issue discount (OID): not applicable

Interest payment dates: June 15 and December 15 of each year, commencing on June 15, 2011 and ending on the stated maturity date

Regular record dates: every June 1 and

December 1

Day count convention: 30/360 (ISDA)

Business day: New York

Business day convention: following unadjusted

Redemption at option of issuer before stated maturity: We may redeem the notes at our option, in whole but not in part, on each March 15, June 15, September 15 and December 15 on or after December 15, 2011, upon five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date

Listing: None

ERISA: as described under “Employee Retirement Income Security Act” on page 143 of the accompanying prospectus

CUSIP no.: 38143USQ5

ISIN no.: US38143USQ57

Form of notes: Your notes will be issued in book-entry form and represented by a master global note. You should read the section “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for more information about notes issued in book-entry form

Defeasance applies as follows:

•	full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor: yes

•	covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor: yes

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Calculation Agent: Goldman, Sachs & Co.

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue the notes as a master global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a master global note through organizations that participate, directly or indirectly, in the DTC system.

When We Can Redeem the Notes

We will be permitted to redeem the notes at our option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund – that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will have the right to redeem the notes at our option, in whole but not in part, on each March 15, June 15, September 15 and December 15 on or after December 15, 2011, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. We will provide not less than 5 business days’ prior notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the attached prospectus. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

What are the Tax Consequences of the Notes

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

The notes should not be treated as issued with “original issue discount” (“OID”) despite the fact that the interest rate on the notes is scheduled to step-up over the term of the notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the notes would be minimized if we call the notes immediately before the increase in the interest rate on December 15, 2014. This assumption is made solely for purposes of determining whether the note is issued with OID for U.S. federal income tax purposes, and is not an indication of our intention to call or not to call the notes at any time. If we do not call the notes prior to the first increase in the interest rate then, solely for OID purposes, the note will be deemed to be reissued at their adjusted issue price on December 15, 2014. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis would apply to any subsequent increase in the interest rates, and therefore the notes should never be treated as issued with OID for U.S. federal income tax purposes.

Under this approach, the coupon on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes).

Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest) to the U.S. holder. If you are a non-corporate U.S. holder, long-term capital gain that you recognize in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to significant limitations.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income and its net gains from the disposition of notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Backup Withholding and Information Reporting. Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus. In addition pursuant to recently enacted legislation, certain payments in respect of the notes made to corporate U.S. Holders after December 31, 2011 may be subject to information reporting and backup withholding.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Notes sold by the Goldman, Sachs & Co. to the public will initially be offered at the initial public offering price set forth on the cover of this pricing supplement. Goldman, Sachs & Co. intends to purchase the notes from The Goldman Sachs Group, Inc. at a purchase price equal to the initial public offering price less a discount of     % of the principal amount of the notes. Any notes sold by Goldman, Sachs & Co. to securities dealers may be sold at a discount from the initial public offering price of up to     % of the principal amount of the notes. Any such securities dealers may resell any notes purchased from Goldman, Sachs & Co. to certain other brokers or dealers at a discount from the original issue price of up to         % of the principal amount of the notes. If all of the offered notes are not sold at the initial public offering price, Goldman, Sachs & Co. may change the offering price and the other selling terms.

We have agreed to sell to Goldman, Sachs & Co., and Goldman , Sachs & Co. has agreed to purchase from us, the aggregate face amount of notes specified on the front cover of this pricing supplement. In addition to offers and sales at the initial public offering price, Goldman, Sachs & Co. may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Please note that the information about the initial public offering price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction by Goldman, Sachs & Co. or any other affiliate of The Goldman Sachs Group, Inc. after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Goldman, Sachs & Co. has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through FINRA member broker-dealers registered with the U.S. Securities and Exchange Commission.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            .

The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. that Goldman, Sachs & Co. may make a market in the notes. Goldman, Sachs & Co. is not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

The Goldman Sachs Group, Inc. has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

Goldman, Sachs & Co. has in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to Goldman, Sachs & Co. on customary terms and for customary fees.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement and the accompanying prospectus supplement and prospectus. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

Pricing Supplement

$

The Goldman Sachs Group, Inc.

Callable Step-Up Fixed Rate Notes

due 2020

Medium-Term Notes, Series D

Goldman, Sachs & Co.